FAEGRE DRINKER BIDDLE & REATH LLP

1500 K Street NW, Suite 1100

Washington, D.C. 20005

202-842-8800

Fax: 202-842-8465

www.faegredrinker.com

June 26, 2025

VIA EDGAR TRANSMISSION

Ken Ellington

Kim McManus

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Registrant” or “RBB”)
Registration Statement on Form N-14
File No.: 333-286982

Dear Mr. Ellington and Ms. McManus:

The purpose of this letter is to respond to additional oral comments provided by the staff of the Securities and Exchange Commission (“Staff”) regarding RBB’s Registration Statement on Form N-14 (the “Registration Statement”) filed on May 5, 2025. The Registration Statement relates to the proposed conversion of (i) the Emerald Insights Fund into an exchange-traded fund through the acquisition by F/m Emerald Special Situations ETF, a newly formed series of RBB, and (ii) the Emerald Growth Fund and Emerald Finance and Banking Innovation Fund into mutual funds through the acquisition by Emerald Growth Fund and Emerald Banking and Finance Evolution Fund, respectively, each a newly formed series of RBB, of the assets and liabilities of each acquired fund, in exchange for shares of its corresponding acquiring fund, referred to herein collectively as the “Reorganizations.”

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Registrant’s response. Capitalized but undefined terms used herein have the meanings assigned to them in the Registration Statement. The Registrant confirms that the response to Staff comments provided in one section of the Registration Statement will be similarly updated in other parallel sections of the Registration Statement, except as noted by the Registrant.

1.	Comment: The Response to Comment #9 in the letter filed on June 18, 2025 states that approximately 80% of the Emerald Insights Fund’s holdings are anticipated to be sold after the reorganization. Please include disclosure related to this in the N-14 including the following:

a.	An estimate of the percentage of the Emerald Insights Fund that is expected to be sold after the Reorganization.
b.	The portfolio transaction costs that are expected to be generated as a result of these trades.
c.	The estimated impact to shareholders regarding capital gains distribution including per share amounts.

Response: The Registrant will update the disclosure in the N-14 to reflect the following:

a.	The Registrant expects the percentage of the Fund that will be disposed of in advance of the Reorganization will be minimal. Approximately 80% of the Fund’s holdings are anticipated to be sold after the Reorganization.
b.	Transaction costs for the Acquiring Fund associated with the rebalancing following the Reorganization, are expected to be $0.01 per share.
c.	At this time, the Registrant does not expect such capital gains distributions to increase materially as a result of the Reorganization. Any capital gains realized by the Fund will be distributed in the ordinary course of business and are not expected to increase as a result of the Reorganization. The Adviser to the Fund will continue to manage the Fund in the best interests of the shareholders throughout the Reorganization.

2.	Comment: If the fund will add new text to identify material changes to shareholder rights, please provide us with the revised disclosure.

Response: The Registrant will revise the Registration Statement to identify the material changes in shareholder rights that will result from the Reorganization of each Acquired Fund, currently organized as Delaware statutory trust, into series of a Maryland corporation. The revised disclosure will be added at the end of the existing “Charter Documents” section and will read as follows:

As a result of the Reorganization, shareholders of each Acquired Fund will become shareholders of a Maryland corporation rather than a Delaware statutory trust. While many rights remain similar, key differences include:

•	Shareholder Liability: Delaware statutory trust law permits disclaimers of shareholder liability in the Trust Instrument, but does not eliminate liability by statute. Maryland law provides shareholders of a corporation with statutory protection from liability for corporate obligations.

•	Voting Rights: Under the Delaware statutory trust structure, shareholder voting is limited to certain matters specified in the Trust Instrument, such as electing or removing trustees and approving advisory contracts. In contrast, under Maryland law, shareholders are entitled to vote on any matter submitted to a shareholder meeting, including director elections and matters requiring approval under the 1940 Act. Maryland law also standardizes voting rights across share classes and provides broader statutory voting rights overall.

•	Quorum and Voting Requirements: Under the Delaware statutory trust structure, one-third of shares entitled to vote constitutes a quorum, and shareholders may act by unanimous written consent, including by class or series. Under Maryland law, although RBB’s charter similarly sets a quorum at one-third, the statutory default is a majority unless otherwise provided. Both structures allow a majority of votes cast to decide matters and a plurality to elect directors; however, Maryland law does not expressly permit shareholder action by written consent unless authorized in the governing documents.

•	Power to Amend Governing Documents: Under the Delaware statutory trust structure, trustees may amend the Trust Instrument without shareholder approval except in limited cases (e.g., affecting voting rights or as required by law). Under Maryland law, the Board of Directors may generally amend the Charter or Bylaws without shareholder approval; however, any amendment that changes shareholder rights as set forth in the Charter must be approved by a majority of votes entitled to be cast.

•	Termination of Series: Under the Delaware statutory trust structure, liquidation of a series requires approval by a majority of the Trustees and a majority of shareholders of the affected series, unless the Trustees determine that continuation is not in the Trust’s best interest. In contrast, under Maryland law, liquidation of a series or class may be authorized solely by the Board of Directors without shareholder approval.

•	Mergers and Transfers of Assets: Under Delaware law, a merger or significant asset transfer involving a statutory trust with outstanding shares generally requires approval by both the trustees and the shareholders. In contrast, under Maryland law, such transactions may be authorized solely by the Board of Directors, without shareholder approval, unless required by the 1940 Act.

•	Indemnification and Liability of Board Members: Both the Delaware statutory trust and the Maryland corporation structures permit indemnification of directors and officers to the fullest extent allowed by law. Under RBB’s Maryland charter, directors are indemnified except where a final judgment determines bad faith, gross negligence, or willful misconduct. Maryland law also allows corporations to limit monetary liability of directors and officers to the corporation and shareholders, except in cases of personal profit or active, deliberate dishonesty.

•	Derivative Actions: Neither the Delaware statutory trust’s governing documents nor the Maryland corporation’s charter documents address derivative actions. However, Delaware law expressly permits beneficial owners of a statutory trust to bring a derivative action, providing statutory clarity and procedural certainty. In contrast, under Maryland law, the ability to bring a derivative action is governed by common law and case-specific judicial precedent, which may result in less predictability for shareholders seeking to assert such rights.

* * * *

Questions and comments concerning the enclosed materials may be directed to me at 202-842-8800.

Sincerely,

/s/ J.D. Williams
J.D. Williams

Enclosures